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direct dial: 248.723.0347 Timothy E. Kraepel email: TKraepel@howardandhoward.com

                                  June 24, 2005

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

      RE:   PIONEER RAILCORP
            SCHEDULE 13E-3 FILED MAY 27, 2005, AS AMENDED
            FILE NO. 5-47260

            PRELIMINARY SCHEDULE 14A FILED MAY 27, 2005, AS AMENDED FILE NO. 1-12072

            RESPONSE TO SEC COMMENTS

Dear Mr. Pressman:

      Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Pioneer Railcorp, enclosed for filing is Pioneer Railcorp's Amendment No. 5 (the "Amendment") to its
Schedule 13E-3 and Schedule 14A submitted herewith for filing, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff's comments may be found in the marked amendment.

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                              RESPONSES TO COMMENTS

Special Factors, page 12

1. We note your added disclosure and response to our prior comment 1. Please file the additional Donnelly Penman materials that you provided to us as an appendix to your response letter as an exhibit to your Schedule 13E-3. Refer to Item 9 of Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A.

AN EXHIBIT 5 HAS BEEN ADDED TO AMENDMENT NO. 5 TO THE SCHEDULE 13E-3 WHICH CONTAINS THE FEBRUARY 22, 2005 DONNELLY PENMAN BOARD MEETING MATERIALS IN RESPONSE TO YOUR COMMENT.

Recommendation of the Board of Directors, page 28

2. Provide a discussion explaining why the Board believes the transaction is fair to unaffiliated shareholders. Please address the issues raised in prior comments 3 through 5.

THE SECTION ENTITLED "RECOMMENDATION OF THE BOARD OF DIRECTORS" HAS BEEN SIGNIFICANTLY EXPANDED TO INCLUDE A DISCUSSION EXPLAINING WHY THE BOARD BELIEVES THE TRANSACTION IS FAIR TO UNAFFILIATED SHAREHOLDERS (ADDRESSING THE ISSUES RAISED IN PRIOR COMMENTS 3 THROUGH 5). (SEE PAGE 33.)

Position of Pioneer Merger Corporation as to the Fairness, page 33

3. We note your response to prior comment 4. Please expand your disclosure to explain why you believe Mr. Brenkman's 38% ownership renders the transactions impracticable.

A NUMERICAL EXAMPLE (INCLUDING CORRESPONDING PERCENTAGES) HAS BEEN ADDED TO SUBPARAGRAPHS "1." ON PAGES 33, 35, AND 37 TO ILLUSTRATE WHY THE BOARD BELIEVES THAT OBTAINING THE NECESSARY AFFIRMATIVE SHAREHOLDER VOTE IN FAVOR OF A CHANGE-OF-CONTROL TRANSACTION WHICH IS NOT SUPPORTED BY MR. BRENKMAN WOULD BE LARGELY IMPRACTICABLE.

                             VERY TRULY YOURS,

                             HOWARD & HOWARD ATTORNEYS, P.C.

                             /S/ TIMOTHY E. KRAEPEL

                             TIMOTHY E. KRAEPEL

cc:      J. Michael Carr
         Theodore L. Eissfeldt, Esq.